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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of **November 2006**

Commission File Number: **0-30150**

BUFFALO GOLD LTD.

(Translation of registrant's name into English)

24th Floor - 1111 W. Georgia Street, Vancouver, B.C. V6E 4M3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [**X**]   Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]   No [**X**]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

Documents Included as Part of this Report

Exhibit No. **Document**

    1   News Release dated November 27, 2006
    2   Material Change Report dated December 14, 2006

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUFFALO GOLD LTD.

Date: December 14, 2006

By: *Damien Reynolds*

Name: **Damien Reynolds,**
Title: **Chairman of the Board**



24TH Floor - 1111 W. Georgia St.
Vancouver, BC, Canada V6E 4M3
Phone: 604.685.5492 Fax: 604.685.2536
www.buffalogold.ca

Trading Symbol: TSXV – BUF.U
OTC\BB – BYBUF
FWB – B4K

BUFFALO GOLD ADDS TWO DRILL RIGS TO COMPLETE ADDITIONAL 12,000 METRES AT MT. KARE

Vancouver, B.C., November 27th, 2006 – Buffalo Gold Ltd. (TSX-V: BUF.U; OTC-BB: BYBUF; FWB: B4K) ("Buffalo") is pleased to announce the addition of two exploration drill rigs to its Mt. Kare drilling program to expedite the completion of an additional 12,000 metres of diamond drilling. To date, Buffalo has completed 56 diamond drill holes for a total of approximately 7600 metres at Mt. Kare.

In its August 16th, 2006 news release Buffalo announced that it would be adding a third diamond drilling rig to the Mt. Kare property in Papua New Guinea (PNG). Buffalo has engaged National Drilling of Papua New Guinea, who have provided the third drill rig which is now on site and operating. In addition, Buffalo is in the process of expanding its exploration camp at the Mt. Kare project to be able to accommodate additional drill crews. The expansion is expected to be completed by the New Year, and as such Buffalo has contracted a fourth rig from UPD Drilling of PNG to be available in January to assist in the exploration program.

New drilling to include up to 60 holes by May 2007

Following the success of the infill program at the Western Roscoelite Zone (WRZ) Buffalo is now moving to drill test additional objectives both in the vicinity of known mineralization and in new exploration target areas, as described in the Buffalo news release of October 26th, 2006.

This phase of the drill program will occur between now and May 2007. The current plan estimates 60 drill holes or approximately 12,000 meters. The results of this phase will then be used to design the next phase of drilling.

Buffalo plans to drill approximately thirty closely spaced holes in zones of known mineralization. This work will increase confidence in the current data, test the extents of mineralization and provide additional data for the Pre-feasibility study scheduled for completion by July 2007. Zones to be drilled include the WRZ, Black Zone, Central Zone and C9 Zone of the Mt. Kare property.

In addition, Buffalo has another thirty holes planned to test the many magnetic, IP and geochemical anomalies that have been identified. These targets include the North Anomaly, Red Hill, Lubu Creek, Pinuni Creek and Luke's Zone on the Mt. Kare property, as well as new targets on the adjacent 100% owned license area (EL 1427).

"*We are very pleased to have additional drills to test the many targets on the Mt. Kare property and our adjoining license,*" commented Buffalo CEO Damien Reynolds. "*We believe that both properties have significant potential for additional resources and we are eager to broaden our exploration efforts.*"

Mr. Brian McEwen, PGeol., Buffalo's President and COO, is the qualified person for the Mt. Kare project and has approved the contents of this news release

Buffalo Gold Ltd., head-quartered in Vancouver, Canada is actively engaged in exploring and developing gold, uranium and nickel properties in Australasia. Management is dedicated to maximizing shareholder value through growth strategies that emphasize careful opportunity assessment and vigilant project management.

To find out more about Buffalo Gold Ltd. (TSX-V: BUF.U), please visit the company website at *www.buffalogold.ca.*

On behalf of the Board of Directors of
BUFFALO GOLD LTD.

"*Damien Reynolds*"

Damien Reynolds,
Chair of the Board of Directors
and Chief Executive Officer

For further information please contact:
Julie Hajduk, Investor Relations
E-mail: julie@buffalogold.ca
Phone: 604.685.5492 or T.F. 1.888.685.5492

THE TSX VENTURE EXCHANGE HAS NOT REVIEWED AND DOES NOT ACCEPT RESPONSIBILITY FOR THE ACCURACY OF THIS PRESS RELEASE

Form 51-102F3

MATERIAL CHANGE REPORT

Item 1   **Name and Address of Company**

Buffalo Gold Ltd. ("Buffalo" or the "Company")
24th Floor, 1111 West Georgia Street
Vancouver, BC V6E 4M3

Item 2   **Date of Material Change**

November 27, 2006

Item 3   **News Release**

A press release was issued on November 27, 2006, at Vancouver, B.C.

Item 4   **Summary of Material Change**

Buffalo added two exploration drill rigs to its Mt. Kare drilling program to expedite the completion of an additional 12,000 metres of diamond drilling.

Item 5   **Full Description of Material Change**

Buffalo is pleased to announce the addition of two exploration drill rigs to its Mt. Kare drilling program to expedite the completion of an additional 12,000 metres of diamond drilling. To date, Buffalo has completed 56 diamond drill holes for a total of approximately 7600 metres at Mt. Kare.

In its August 16th, 2006 news release Buffalo announced that it would be adding a third diamond drilling rig to the Mt. Kare property in Papua New Guinea (PNG). Buffalo has engaged National Drilling of Papua New Guinea, who have provided the third drill rig which is now on site and operating. In addition, Buffalo is in the process of expanding its exploration camp at the Mt. Kare project to be able to accommodate additional drill crews.   The expansion is expected to be completed by the New Year, and as such Buffalo has contracted a fourth rig from UPD Drilling of PNG to be available in January to assist in the exploration program.

New drilling to include up to 60 holes by May 2007

Following the success of the infill program at the Western Roscoelite Zone (WRZ) Buffalo is now moving to drill test additional objectives both in the vicinity of known mineralization and in new exploration target areas, as described in the Buffalo news release of October 26th, 2006.

This phase of the drill program will occur between now and May 2007. The current plan estimates 60 drill holes or approximately 12,000 meters.   The results of this phase will then be used to design the next phase of drilling.

Buffalo plans to drill approximately thirty closely spaced holes in zones of known mineralization. This work will increase confidence in the current data, test the extents of mineralization and provide additional data for the Pre-feasibility study scheduled for completion by July 2007. Zones to be drilled include the WRZ, Black Zone, Central Zone and C9 Zone of the Mt. Kare property.

In addition, Buffalo has another thirty holes planned to test the many magnetic, IP and geochemical anomalies that have been identified. These targets include the North Anomaly,

Red Hill, Lubu Creek, Pinuni Creek and Luke's Zone on the Mt. Kare property, as well as new targets on the adjacent 100% owned license area (EL 1427).

"*We are very pleased to have additional drills to test the many targets on the Mt. Kare property and our adjoining license,*" commented Buffalo CEO Damien Reynolds. "*We believe that both properties have significant potential for additional resources and we are eager to broaden our exploration efforts.*"

Mr. Brian McEwen, PGeol., Buffalo's President and COO, is the qualified person for the Mt. Kare project and has approved the contents of this news release.

Item 6   **Reliance on subsection 7.1(2) or (3) of National Instrument 51-102**

Not applicable.

Item 7   **Omitted Information**

Not applicable.

Item 8   **Executive Officer**

Damien Reynolds, Chairman of the Board at (604) 685-5492.

Item 9   **Date of Report**

December 14, 2006

BUFFALO GOLD LTD.

Per: *Damien Reynolds*

_____
Damien Reynolds,
Chairman of the Board of Directors